
Mail Stop 3030

April 27, 2016

Via E-mail
David Freidenberg
Chief Executive Officer
POMM Inc.
985 Citadel Drive Northeast, Suite A
Atlanta, GA 30324

> **Re: POMM Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed April 15, 2016**
> **File No. 024-10520**

Dear Mr. Freidenberg:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2016 letter.

Part I

Item 2. Issuer Eligibility

1.   We note your response to prior comment 1 and your related revised disclosures. Please
        revise your offering statement to disclose, if true, that you intend to use the proceeds of
        this offering to conduct research and development activities in the U.S. If you intend to
        use the proceeds of this offering to fund the operations of an affiliate that is not eligible to
        raise capital pursuant to Regulation A, please tell us why this offering should be
        permitted under Regulation A.

Part III

Exhibit 14.1

2.   Please request that your auditors correct the reference to the dates of their audit reports.
        That is, we note two reports dated April 14, 2016 and two dated January 25, 2016,
        however, your consents refer to a date of April 14, 2016. Please revise to properly
        identify the audit reports in the consents.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant,
at (202) 551-3616 if you have questions regarding comments on the financial statements and
related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with
any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Sunny J. Barkats